Exhibit 3.1

AMENDMENT NO. 1 TO THE BYLAWS

OF

MONITRONICS INTERNATIONAL, INC.

This Amendment No. 1 to the Bylaws (the “Bylaws”) of Monitronics International, Inc., a Texas corporation, dated June 29, 2019, is made pursuant to Article IX of the Bylaws by the Board of Directors (the “Board”) of Monitronics International, Inc.

1.                                      Amendment to Article II, Section 1 of the Bylaws. Article II, Section 1 of the Bylaws shall be deleted in its entirety, and replaced with the following new Article II, Section 1:

Section 1.  Certificates Representing Shares:  Shares of the Corporation may be certificated or uncertificated. Shareholders of the Corporation shall be recorded in the share transfer records of the Corporation and ownership of such shares shall be evidenced by a certificate or book entry notation in the share transfer records of the Corporation. Any certificates shall be signed by the President and by the Secretary. In case any officer who has signed a certificate shall have ceased to be such officer before the certificate is issued, it may be issued by the Corporation with the same effect as if such person were such officer at the date of its issue.

2.                                      Amendment to Article II, Section 2 of the Bylaws. Article II, Section 2 of the Bylaws shall be deleted in its entirety, and replaced with the following new Article II, Section 2:

Section 2.  Shareholders of Record:  The Board may appoint one or more transfer agents or registrars of any class of stock of the Corporation. The Corporation may be its own transfer agent if so appointed by the Board. The names and addresses of shareholders as they appear on the stock transfer book shall be the official list of shareholders of record of the Corporation for all purposes. The Corporation shall be entitled to treat the holder of record of any shares of the Corporation as the owner thereof for all purposes and shall not be bound to recognize any equitable or other claim to, or interest in, such shares or any rights deriving from such shares, on the part of any other person, including (but without limitation) a purchaser, assignee or transferee, unless and until such other person becomes the holder of record of such shares, whether or not the Corporation shall have either actual or constructive notice of the interest of such other person.

3.                                      Amendment to Article II, Section 3 of the Bylaws. Article II, Section 3 of the Bylaws shall be deleted in its entirety, and replaced with the following new Article II, Section 3:

Section 3.  Transfer of Shares: The shares of the Corporation shall be transferable on the stock transfer books of the Corporation by the holder of record thereof, or his duly authorized attorney or legal representative, upon endorsement and surrender for cancellation of the certificates for such shares if such shares are represented by certificates. All certificates surrendered for transfer shall be canceled, and no new certificate shall be issued until a former certificate or certificates for a like number of shares shall have been surrendered and canceled, except that in the case of a lost, destroyed or mutilated certificate, a new certificate may be issued in its place upon satisfactory proof of such loss or destruction and, at the discretion of the Corporation, upon giving to the Corporation a satisfactory bond of indemnity issued by a corporate surety in an amount and for a period satisfactory to the Board. Uncertificated shares shall be transferred in the share transfer records of the Corporation upon the written instruction originated by the appropriate person to transfer the shares.

4.                                      Except as otherwise provided herein, the Bylaws shall remain in full force and effect.